Exhibit 99.8

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

     We hereby consent to the use and reference to our name and our report evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as at December 31, 2003, and the information derived from our report, as described or incorporated by reference in EnCana Corporation’s (i) Annual Report on Form 40-F for the year ended December 31, 2003; (ii) registration statement on Form F-9 (File No. 333-98087); and (iii) registration statements on Form S-8 (File Nos. 333-13956 and 333-85598), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

RYDER SCOTT COMPANY, L.P.

Houston, Texas February 25, 2004

1200, 530 8TH AVENUE, S.W. 621 17TH STREET, SUITE 1550	CALGARY, ALBERTA T2P 3S8 DENVER, COLORADO 80293-1501	TEL (403) 262-2799 TEL (303) 623-9147	FAX (403) 262-2790 FAX (303) 623-4258